Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 8, 2011

VIA EDGAR TRANSMISSION

Mr. James E. O’Connor, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (“MPS”) File No.: 333-177508

Dear Mr. O’Connor:

The purpose of this letter is to respond to your comments provided on November 28, 2011 and the comments provided by Christina DiAngelo on November 21, 2011 regarding MPS’ Registration Statement on Form N-14 (the “Registration Statement”).  The Registration Statement contains a Prospectus/Proxy Statement (the “Prospectus/Proxy Statement”) that reflects a proposal to shareholders of the CSC Small Cap Value Fund, a series of CNI Charter Funds (the “Fund”), to reorganize the Fund into the CSC Small Cap Value Fund, a series of MPS (the “Acquiring Fund”).

For your convenience in reviewing the responses, the comments and suggestions received are included in bold typeface immediately followed by the response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, MPS hereby states the following:

1.
MPS acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and MPS and its management are solely responsible for the content of such disclosure;

2.
MPS acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
MPS represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

MPS responds to the comments as follows:

General Comments

1.
The Form Cover includes a proposal that the filing become effective on December 7, 2011 pursuant to Rule 488 under the Securities Act of 1933, as amended.  However, this filing does not appear to meet the requirements for automatic effectiveness under Rule 488.  Please acknowledge supplementally that MPS will file a Pre-Effective Amendment which provides all required information.  MPS may request acceleration of the effective date of such Pre-Effective Amendment to December 7, 2011, which the staff will consider.

MPS responds by acknowledging supplementally that it will file a Pre-Effective Amendment to respond to the staff’s comments, make certain other revisions as appropriate and file any outstanding exhibits to the registration statement.  Such Pre-Effective Amendment will contain a request for acceleration of the effective date to December 13, 2011.

2.	Please consider adding disclosure related to the factors that were considered in determining the accounting survivor.

MPS respectfully declines to include such disclosure as it is not required by Form N-14.  MPS also notes that it identifies the accounting survivor in the introductory paragraph to the Financial Highlights contained in Appendix C to the Combined Proxy Statement and Prospectus.

3.
Please review the class identifiers on subsequent Pre-Effective Amendments to be filed to ensure that the acquired fund class identifiers are appropriately matched to the acquiring fund class identifiers.

MPS undertakes to carefully review the acquired fund class identifiers against the acquiring fund class identifiers in its subsequent Pre-Effective Amendment.

Cover Letter to Shareholders

4.
In the second paragraph, please consider revising the discussion regarding the recommendations of City National Asset Management, Inc. and Cove Street to reorganize the Fund to clarify that the Board reached its own determination which may be based on information provided by City National Asset Management, Inc. and Cove Street.

MPS responds by revising the referenced disclosure as follows:

For the reasons discussed below and in the attached Proxy Statement/Prospectus, based on its own evaluation of the information received from a variety of sources, including City National Asset Management, Inc., the investment adviser to the Fund, and Cove Street, the Board of Trustees of the Trust (the “Board”) has determined that it is in the best interests of the Fund and its shareholders that the Fund reorganize into a new series of MPS.

5.	In the third paragraph, please consider making it more clear as to which class of shares of the Acquiring Fund will be received in exchange for each class of shares of the Fund.

MPS responds by revising the referenced disclosure as follows

If the Reorganization is approved by shareholders, shareholders of Institutional Class and Class R shares of the Fund will receive a number of full and fractional shares of the Acquiring Fund of the same share class as the class of Fund shares that the shareholder owned at the time of the Reorganization with the same net asset value as that of the Fund shares that the shareholder owned at the time of the Reorganization (although the designation of the Investor Class of the Acquiring Fund is different from the designation of the Fund’s Class R shares, the terms of those classes are the same).  Class N shareholders will receive a number of full and fractional shares of the Acquiring Fund’s Investor Class with the same net asset value to that of the Fund’s Class N shares that the shareholder owned at the time of the Reorganization.  No loads will be assessed in connection with the Reorganization of any class of shares of the Fund into the Acquiring Fund.  Because the sales loads on the Acquiring Fund’s Investor Class shares will be permanently waived for existing Class N shareholders of the Fund, those shareholders will receive shares of a class substantially similar to that of the Class N shares of the Fund.  In other words, each shareholder’s shares in each class of the Fund will in effect be converted into an equivalent interest in the Acquiring Fund.  The table below summaries the share class of the Acquiring Fund you would receive in the Reorganization, depending on which share class of the Fund you currently own:

Current Fund	Acquiring Fund
CNI Charter CSC Small Cap Value Fund – Institutional Class	MPS CSC Small Cap Value Fund – Institutional Class
CNI Charter CSC Small Cap Value Fund – Class N	MPS CSC Small Cap Value Fund – Investor Class, load waived
CNI Charter CSC Small Cap Value Fund – Class R	MPS CSC Small Cap Value Fund – Investor Class

6.
In the third paragraph, please consider revising the discussion regarding the tax consequences of the reorganization to be more clear as to the location of the additional information and reference that the tax determination was based on the opinion of tax counsel retained by the Board.

MPS responds by revising the referenced disclosure as follows:

Based on the opinion of counsel to MPS, neither the Fund nor its shareholders other than holders of Class N shares will recognize any gain or loss for federal income tax purposes as a result of the Reorganization.  See “Federal Income Tax Consequences” in the attached Proxy Statement/Prospectus for a discussion of the tax considerations, including those applicable to holders of Class N shares.

Questions and Answers

7.	Throughout this section, please consider revising references to “we” to “the Board” or clarifying who “we” is referencing.

MPS has removed references to “we” throughout the “Questions and Answers” section.

8.
In the first paragraph of the answer to the question, “What is the purpose of this Reorganization?” please consider revising the discussion regarding the recommendation of Cove Street to reorganize the Fund and CNAM’s recommendation to approve the reorganization.  This language seems to suggest that Cove Street and CNAM are recommending that shareholders approve the reorganization when only the Board should make any such recommendation due to Cove Street’s and CNAM’s conflicts of interest in the transaction.

MPS responds by revising the referenced disclosure as follows:

Answer:  Cove Street, the current sub-adviser to the Fund, has indicated that it wishes to become the adviser to the Fund, which would allow it to assume a larger role in the performance and operations of the Fund.  CNAM, the current investment adviser to the Fund, has indicated that it wishes to resign as the Fund’s investment adviser.  Under these circumstances, the Board recommends that the Fund be reorganized as a series of MPS, another fund complex, and that shareholders vote to approve the reorganization.

9.
In the second paragraph of the answer to the question, “What is the purpose of this Reorganization?” please consider rephrasing the sentence regarding Cove Street’s belief that “it, the Fund and its shareholders can benefit from the umbrella of MPS” such that it is the Board’s belief.

MPS responds by revising the referenced sentence as follows:

The Board believes that the Fund and its shareholders can benefit from the umbrella of MPS…..

10.
In the second paragraph of the answer to the question, “What is the purpose of this Reorganization?” please explain the statement; “…MPS will be able to provide the Acquiring Fund with increased distribution support.”  The Trust appears to be a larger fund complex with greater economies of scale.  How will MPS provide increased distribution support?

MPS has consulted with the Trust and has added the following sentences:

As the adviser to the Fund, CNAM has significant control over the marketing channels in which the Trust offers its series and may not undertake to offer the Fund in the channels that Cove Street believes have the best possibility for  increasing the Fund’s asset levels.  As a series of MPS, such limitations will be removed and the Acquiring Fund will be able to utilize the services of Quasar Distributors, LLC, the industry’s largest third-party mutual fund distributor.

11.
In the second paragraph of the answer to the question, “What is the purpose of this Reorganization?” please also disclose that the primary purpose of the reorganization is to enable the current sub-adviser of the Fund to become the adviser of the Acquiring Fund.

MPS responds by revising the first sentence of the second paragraph as follows:

The primary purpose of the Reorganization is to move the Fund to the MPS family of funds and allow Cove Street, the Fund’s current sub-adviser, to become the adviser of the Acquiring Fund

12.
In the answer to the question, “How will the Reorganization work?” please consider revising the discussion regarding the tax consequences of the reorganization to include that the Board determined that the reorganization will not result in the recognition of gain or loss in reliance on an opinion of counsel.

MPS responds by revising the referenced discussion as follows:

If the Plan is carried out as proposed, the Board has determined, in reliance on an opinion of counsel, that  neither the Fund nor its shareholders other than holders of Class N shares will recognize any gain or loss for federal income tax purposes as a result of the Reorganization.  See the response to the following question and “Federal Income Tax Consequences” in the attached Proxy Statement/Prospectus for a discussion of the tax considerations, including those applicable to holders of Class N shares.

13.
In the answer to the question, “How will this affect my investment?” please consider revising the discussion regarding the tax consequences of the reorganization to include that the Board determined that the reorganization will not result in the recognition of gain or loss in reliance on an opinion of counsel.  In addition, please also consider revising the disclosure regarding the potential income to Class N shareholders to include that the Board determined in reliance on an opinion from counsel that any such income is not likely to be significant.

MPS responds by revising the referenced discussion as follows:

The Board has determined in reliance on an opinion from counsel that, subject to the qualifications in the Proxy Statement/Prospectus under the heading “Federal Income Tax Consequences,” neither the Fund nor its shareholders other than holders of Class N shares will recognize any gain or loss for federal income tax purposes as a result of the Reorganization.  The holders of Class N shares of the Fund may recognize income or gain in the Reorganization based on the current value of the right to make future purchases of Investor Class shares of the Acquiring Fund without paying a sales charge.  The Board has not attempted to determine the value of that right either in the abstract or in the case of any particular Class N shareholder, because the value to any particular shareholder is speculative, uncertain and difficult to determine.  Class N shareholders should consult with their tax advisors regarding the tax consequences of the sales charge exemption.

14.
In the answer to the question, “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Fund?” section, please consider revising the expiration of the expense limitation agreement of the Acquiring Fund to be one year from the date of the reorganization rather than one year from the effective date of the Acquiring Fund’s prospectus to minimize confusion.

MPS has made the requested change in the section referenced herein and has applied this revision throughout the Registration Statement.

15.
In the answer to the question, “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Fund?” section, please consider revising or removing the table as its presentation is confusing with the various contractual and voluntary waivers.

MPS has revised the table to include updated expense information from the Fund’s most recent fiscal year end and to present the table in a manner that is less confusing to shareholders.  The revised table and related footnotes are set forth below.

	Institutional Class		Class R/Investor Class		Class N/Investor Class
	CNI Fund	MPS Fund	CNI Fund	MPS Fund	CNI Fund	MPS Fund
Total Annual Fund Expenses (as of 09/30/11 for the Fund and estimated through 09/30/12 for the Acquiring Fund)
Without the effect of waivers (gross)	1.20%	2.41%	1.60%	2.66%	1.45%	2.66%
With the effect of waivers (net)	1.19%	1.44%	1.20%	1.69%	1.44%	1.69%
Contractual Annual Expense Limitation	1.24%(1)	1.44%(2)	1.49%(1)	1.69%(2)	1.49%(1)	1.69%(2)

(1)
CNAM and Cove Street have contractually agreed to cap the Fund’s Total Annual Fund Operating Expenses (excluding taxes, interest, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses) at or below 1.49% for Class R shares, 1.49% for Class N shares and 1.24% for Institutional Class shares, until January 28, 2013.  Prior to that date, this arrangement may be terminated without penalty by the Trust’s Board of Trustees upon 60 days’ written notice to CNAM and Cove Street, and it will terminate automatically upon the termination of the Fund’s advisory agreement with CNAM or CNAM’s sub-advisory agreement with Cove Street.  Any fee reductions or reimbursements may be repaid to Cove Street within three years after they occur if such repayments can be achieved within the Fund’s expense limit in effect at the time such expenses were incurred and if certain other conditions are satisfied.

(2)
Cove Street has contractually agreed to reimburse the Acquiring Fund for its operating expenses, and may reduce its management fees, in order to ensure that the Acquiring Fund’s Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, brokerage commissions, interest, taxes and extraordinary expenses) do not exceed 1.69% of the average daily net assets of the Investor Class and 1.44% of the average daily net assets of the Institutional Class.  Expenses reimbursed and/or fees reduced by Cove Street may be recouped by Cove Street for a period of three fiscal years following the fiscal year during which such reimbursement or reduction was made if such recoupment can be achieved within the foregoing expense limits.  The Operating Expense Limitation Agreement will be in effect through December 31, 2014, and cannot be terminated through at least one year from the effective date of the Reorganization, subject thereafter to termination at any time upon 60 days’ written notice by either the MPS Trust or Cove Street.  The Board of Trustees of MPS must consent to the termination of the Operating Expense Limitation Agreement by Cove Street after one year from the effective date of the Reorganization, which consent shall not be unreasonably withheld.

16.
In the answer to the question, “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Fund?” section, please explain supplementally what is meant by “may reduce its management fees” within footnote 4.

MPS explains supplementally that the referenced language refers to Cove Street’s contractual obligation to limit the annual operating expenses of each class of shares of the Acquiring Fund to the percentages disclosed in footnote 4.  The limit may be accomplished with direct payments by Cove Street to the Acquiring Fund to reimburse expenses incurred or by reducing the amount of management fees the Acquiring Fund pays to Cove Street.

17.
In the answer to the question, “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Fund?” section, please consider revising the last paragraph to remove the language regarding the increase in expenses at least immediately following the reorganization and the Board’s belief that shareholders will want to pay increased costs to continue to have Cove Street manage their assets because such statements express opinions that are factually unfounded.  In addition, please address that the Fund is part of a larger complex that enables it to achieve economies of scale that the Acquiring Fund may not be able to achieve because it will be a series of a smaller fund complex, which will result in the Acquiring Fund’s total expenses being substantially higher and is likely to remain so for the foreseeable future.

The Trust has indicated that the Board did not speculate on the potential asset growth of the Acquiring Fund after the Reorganization, any future expense caps imposed by Cove Street on the Acquiring Fund, or whether the Acquiring Fund would achieve the economies of scale necessary to match the current expenses of the Fund.  Therefore, MPS has revised the last paragraph as follows:

Although the total expenses of the Acquiring Fund would therefore be higher than those of the Fund at least immediately following the closing of the Reorganization, the Board believes that the shareholders of the Fund should be given an opportunity to vote on whether the Reorganization should occur.

18.
In the answer to the question, “Who is paying for expenses related to the Special Meeting and the Reorganization” section, please disclose the estimated total cost of the reorganization regardless of whether any portion of such cost is being paid by the Fund or Acquiring Fund.

MPS responds by adding the requested disclosure.

Proxy Statement/Prospectus

I.  Proposal – To Approve the Agreement and Plan of Reorganization

A.  Overview

19.
In the first paragraph, consistent with comment 8 above, please revise the discussion regarding the recommendation of Cove Street to reorganize the Fund and CNAM’s recommendation to approve the reorganization.

MPS responds by revising the referenced discussion as follows:

Under these circumstances, after considering information about MPS and the Acquiring Fund, the Board of Trustees of the Trust (the “Board”) (including a majority of the independent trustees, meaning those trustees who are not “interested persons” of the Trust as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) believes that the Reorganization is in the best interests of the Fund and its shareholders, and approved the Reorganization at meetings held on August 25, 2011, and October 18, 2011, subject to the approval of the Fund’s shareholders.

20.
In the second paragraph, please consider deleting or revising the last sentence of the paragraph to state:  “It is the conclusion of the Board that the Acquiring Fund will have increased distribution support as a part of the MPS fund family.”

MPS responds by deleting the referenced sentence.

21.
In the third paragraph, please clarify that the Board has determined that the Fund and the Acquiring Fund (1) have substantially identical investment objectives, policies and strategies, and (2) that the reorganization will not change the way the Fund’s investments are made.

MPS responds by revising the referenced sentences as follows:

The Board has determined that the investment objectives, policies and strategies of the Fund and Acquiring Fund are substantially identical...The Board has determined that the Reorganization will not change the way the Fund’s investment portfolio is managed.

22.	In the fourth paragraph, please clarify that Board has concluded that the terms of the Reorganization are fair and reasonable rather than having only a belief that they are fair and reasonable.

MPS responds by revising the referenced sentences as follows:

The Board, including a majority of the independent trustees, has concluded that the terms of the Reorganization are fair and reasonable and that the interests of existing shareholders of the Fund will not be diluted as a result of the proposed Reorganization.

B.  Comparison Fee Table and Examples

23.	Please present the Fee Table in a format which more readily facilitates a comparison between the share classes of the Fund and the Acquiring Fund.

MPS has revised the Fee Table to include updated expense information from the Fund’s most recent fiscal year end and to present the table in a manner that simplifies a comparison of the share classes of the Fund and the Acquiring Fund.  The revised table and related footnotes are set forth below.

	CSC Small Cap Value Fund
	Institutional Class		Class R/Investor Class		Class N/Investor Class
	CNI Fund	MPS Fund	CNI Fund	MPS Fund	CNI Fund	MPS Fund
Shareholder Fees (paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None	3.50%	3.50%	None	3.50%
Maximum deferred sales charge (load)	None	None	None	None	None	None
Redemption Fee	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%
Distribution (12b-1) Fee	None	None	0.25%	0.25%	0.25%	0.25%
Other Expenses
Shareholder Servicing Fee	0.25%	None	0.25%	None	0.25%	None
Other Fund Expenses	0.10%	1.56%	0.25%	1.56%	0.10%	1.56%
Total Annual Fund Expenses	1.20%	2.41%	1.60%	2.66%	1.45%	2.66%
Fee Waiver and/or Expense Reimbursement	(0.01)%	(0.97)%	(0.40)%	(0.97)%	(0.01)%	(0.97)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.19%(1)	1.44%(2)	1.20%(1)	1.69%(2)	1.44%(1)	1.69%(2)

(1)
CNAM and Cove Street have contractually agreed to cap the Fund’s Total Annual Fund Operating Expenses (excluding taxes, interest, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses) at or below 1.24% for Institutional Class shares, 1.49% for Class N shares and 1.49% for Class R shares until January 28, 2013.  Prior to that date, this arrangement may be terminated without penalty by the Fund’s Board of Trustees upon 60 days’ written notice to CNAM and Cove Street, and it will terminate automatically upon the termination of the Fund’s advisory agreement with CNAM or CNAM’s sub-advisory agreement with Cove Street.  Any fee reductions or reimbursements may be repaid to Cove Street within three years after they occur if such repayments can be achieved within the Fund’s expense limit in effect at the time such expenses were incurred and if certain other conditions are satisfied.

(2)
Cove Street has contractually agreed to reimburse the Acquiring Fund for its operating expenses, and may reduce its management fees, in order to ensure that Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, brokerage commissions, interest, taxes and extraordinary expenses) do not exceed 1.69% of the average daily net assets of the Investor Class and 1.44% of the average daily net assets of the Institutional Class.  Expenses reimbursed and/or fees reduced by Cove Street may be recouped by Cove Street for a period of three fiscal years following the fiscal year during which such reimbursement or reduction was made if such recoupment can be achieved within the foregoing expense limits.  The Operating Expense Limitation Agreement will be in effect through December 31, 2014 and cannot be terminated through at least one year from the effective date of the Reorganization, subject thereafter to termination at any time upon 60 days’ written notice by either the Trust or Cove Street.  The Board of Trustees of MPS must consent to the termination of the Operating Expense Limitation Agreement by Cove Street after one year from the effective date of the Reorganization, which consent shall not be unreasonably withheld.

24.
In the Fee Table and footnote 1, please remove references to the contractual waiver of CNAM and Cove Street because such waiver does not appear to continue for at least one year from the effective date of the Registration Statement.

MPS responds by making the requested revisions as shown in the response to comment 23 above.

C.  Performance

25.	In the first paragraph, please consider revising the introductory paragraph to the Bar Chart to more closely track Item 4(b)(2) of Form N-1A.

MPS responds by revising the introductory paragraph as follows:

The following performance information indicates some of the risks of investing in the Fund by showing changes in the performance of the Fund’s Institutional Class shares from year to year and by showing how the average annual returns of the Fund’s Institutional Class shares for 1, 5, and 10 years compare with those of a broad-based securities market index.  The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

26.	Please confirm that the annual performance returns in the Bar Chart accurately reflect those of the Fund as disclosed in its most recent prospectus.

MPS has revised the annual performance returns in the Bar Chart consistent with the Fund’s most recent prospectus.

D. Summary of Fund Investment Objectives, Strategies, and Risks

27.	In the first paragraph, please clarify that it is the Board’s conclusion that the Fund and the Acquiring Fund have substantially identical investment objectives, strategies and policies.

MPS has made the requested clarification.

28.
The table which outlines the investment strategies of the Fund and Acquiring Fund seems to obscure the fact that the investment strategies are substantially identical.  Please describe the strategies using consistent disclosure that clarifies that the objectives, strategies and policies are, in fact, identical or highlight any differences.

MPS respectfully disagrees because it has not stated the objectives, strategies and policies are identical.  Rather it has stated they are substantially identical and the side-by-side comparison allows shareholders to easily review each fund’s relevant disclosure.

29.
In the “Investment Strategy” column of the table, we note that the Acquiring Fund may invest up to 20% of its assets in the securities of foreign companies.  There is no corresponding provision for the Fund.  Given this apparent difference, please explain the how the funds have substantially identical investment strategies.

MPS responds by confirming that the investment strategies of the Fund and the Acquiring Fund are substantially identical.  The Fund also is able to invest up to 20% of its assets in foreign securities as disclosed on page 18 of its Statement of Additional Information dated January 28, 2011, as supplemented July 5, 2011 and September 22, 2011.  To avoid confusion, MPS has added similar disclosure in the “Investment Strategy” column for the Fund.

30.	In the paragraph above the table comparing the principal risks, please clarify that it is the Board’s conclusion that the Fund and the Acquiring Fund have substantially identical principal risks.

MPS has made the requested clarification.

31.
The discussion regarding the principal risks of the Fund and Acquiring Fund states that the principal risks are substantially identical but described differently.  Please consider describing the principal risks using consistent disclosure to clarify that the principal risks are identical or highlight any differences.

MPS respectfully declines to revise the discussion regarding the principal risks of the Fund and the Acquiring Fund.  The substantive differences in the principal risks have been disclosed in the paragraph above the risk table.

E. Material Information about the Proposal

1.  Summary of the Proposed Reorganization

32.	Please confirm supplementally whether any portfolio repositioning is anticipated as a result of the reorganization.

MPS confirms supplementally that no portfolio repositioning is anticipated as a result of the Reorganization.

33.	In the fourth paragraph, please consider briefly describing the tax issues to be covered by the opinion.

MPS has revised the beginning of the fourth paragraph as follows:

The Reorganization is subject to a number of conditions, including, without limitation, the approval of the Plan and the transactions contemplated thereby described in this Proxy Statement by the shareholders of the Fund and the receipt of a legal opinion from counsel to MPS with respect to certain tax issues, including that the Reorganization is not expected to result in the recognition of gain or loss, for federal income tax purposes, by the Fund or its shareholders other than its Class N shareholders.  See Section 4, “Federal Income Tax Consequences” below for a more detailed discussion of the legal opinion, tax issues and certain tax considerations for holders of Class N shares.

34.	In the fifth paragraph, please clarify what expenses are being borne by a party other than Cove Street or the Fund and identify the party.

MPS has confirmed with the Trust and Cove Street that CNAM has agreed to bear a portion of the Fund’s legal expenses incurred in connection with the Reorganization.  As a result, MPS has revised the referenced discussion as follows:

Cove Street has agreed to pay all costs (other than certain legal expenses that will be borne by CNAM) relating to the proposed Reorganization, including the costs relating to the Special Meeting and this Proxy Statement.  Cove Street will also incur the costs associated with the solicitation of proxies, including the cost of copying, printing and mailing proxy materials.

35.
In the sixth paragraph, please explain what is meant by the first sentence which discusses that the Board may amend the Plan without shareholder consent as long as such amendment does not have a material adverse effect on shareholders.  Does this mean that the Board is free to approve amendments to the Plan that, nevertheless, may have a material effect on shareholders?

MPS responds supplementally that Plan does provide that the Board may approve an amendment to the Plan so long as such amendment does not have a material adverse effect on shareholders.  The purpose of such provision is to preserve maximum flexibility in the event a situation would arise that requires an immaterial or a material amendment to the Plan that has no effect or a positive effect on shareholders.  MPS also confirms supplementally that there are no amendments to the Plan of any kind contemplated at this time.

2.  Description of the Acquiring Fund’s Shares

36.
Please consider revising the discussion regarding the issuance of the Acquiring Fund’s shares to include that the Board determined that each share issued is duly authorized, validly issued, fully paid and non-assessable when issued based on the opinion of counsel.

After consultation with the Trust, MPS respectfully declines to make the requested revision because the Board did not make such a determination.

3.  Reasons for the Reorganization

37.	Please consider revising the discussion regarding the recommendation of Cove Street to reorganize the Fund and CNAM’s recommendation to approve the reorganization consistent with comment 8 above.

MPS responds by revising the referenced disclosure as follows:

Answer:  Cove Street, the current sub-adviser to the Fund, has indicated that it wishes to become the adviser to the Fund, which would allow it to assume a larger role in the performance and operations of the Fund.  CNAM, the current investment adviser to the Fund, has indicated that it wishes to resign as the Fund’s investment adviser.  Under these circumstances, the Board recommends that the Fund be reorganized as a series of MPS, another fund complex, and that shareholders vote to approve the reorganization.

38.
Beginning with the second paragraph, disclosure containing conclusory statements or a list of factors that were considered by the Board are not sufficient disclosure in this section.  All factors considered by the Board that were material to its determination to approve the reorganization must be disclosed and discussed in this section.  With respect to every factor or issue that was material to the Board’s determination to approve the reorganization, please also state specifically what the Board concluded about that issue or factor and how that conclusion affected its determination to recommend approval of the reorganization.

MPS is unable to directly respond to this comment and incorporates herein the attached letter from the Trust in response to this comment.

39.
Factor (1) states “…the Board concluded that if CNAM were to resign as the Fund’s investment adviser, operating the Fund with another investment adviser would not be practicable and the Board would likely liquidate the Fund.”  This factor appears contradictory as shareholders are, in fact, voting on a proposal to replace the current adviser.  Please describe possible alternatives to the reorganization that were considered by the Board, including whether the Board interviewed other potential investment advisers in addition to Cove Street, and whether the Board requested and reviewed proposals from other potential advisers.  If not, please explain why.

MPS is unable to directly respond to this comment and incorporates herein the attached letter from the Trust in response to this comment.

40.
It appears that the Reorganization is part of a two-step transaction.  On July 1, 2011, the Board appointed Cove Street as sub-adviser to the Fund and approved a corresponding change to the Fund’s name.  Jeffrey Bronchick, the portfolio manager for the Fund, left Reed Conner & Birdwell (“RCB”), the prior sub-adviser of the Fund, as part of a realignment of the ownership of RCB, and organized Cove Street, which commenced operations on July 1, 2011.  Please explain supplementally the purpose of this two-step transaction.  Please describe supplementally all forms of consideration received by RCB and CNAM resulting directly or indirectly from the change in sub-advisers and the reorganization.  Please provide disclosure describing the terms of the safe harbor provided by Section 15(f) of the 1940 Act and confirm that the Fund will satisfy them.

MPS is unable to directly respond to this comment and incorporates herein the attached letter from the Trust in response to this comment.

41.
In regard to Factor (3), did the Board assess the performance of the Fund for the one-year, three-year, five-year and since-inception periods ended September 30, 2011, compared with its benchmark, the Russell 2000 Index; the average of all funds in its peer group category selected by Lipper, Inc. (Lipper Small-Cap Core Funds); and the average of all funds in the Lipper Small-Cap Core Funds category distributed through institutional bank channels?  If so, did the Board consider that the returns for the Fund were below all of those measures for the one-, three-, and five-year periods (except for the bank channel universe average for the three-year period)?  What conclusion did the Board come to with respect to Cove Street’s and Jeffrey Bronchick’s performance?

MPS is unable to directly respond to this comment and incorporates herein the attached letter from the Trust in response to this comment.

42.
In regard to Factor (4), please disclose whether the Board considered how the Acquiring Fund’s expenses compare with those of comparable small-cap funds.  Although the Fund’s advisory fees are above the average of funds in the Lipper Small-Cap Core Funds category, the Fund’s total expenses are below the Lipper average.  On the other hand, the Acquiring Fund’s advisory fees and total expenses will both be above the Lipper average.  What conclusion did the Board reach after comparing the Acquiring Fund’s expenses with those of comparable small-cap funds?

MPS is unable to directly respond to this comment and incorporates herein the attached letter from the Trust in response to this comment.

43.
In regard to Factor (4), please disclose whether the Board considered that the asset level of the Fund is relatively small and is not currently likely to lead to significant economies of scale.  Did the Board consider that, because the Acquiring Fund will be a series of a smaller fund complex, the Acquiring Fund may never achieve the economies of scale necessary to match the lower expenses of the Fund?

MPS is unable to directly respond to this comment and incorporates herein the attached letter from the Trust in response to this comment.

44.	Please revise Factor (4) consistent with comment 17 above.

MPS has revised the relevant section of Factor (4) as reflected in the response to comment 38 contained in the attached letter from the Trust.:

45.
.In the paragraphs following Factor (8), please describe the “other relevant information” and other documents that were requested and evaluated by the Board in making its determinations, including that the reorganization is in the best interests of shareholders and that it would likely liquidate the Fund if the reorganization is not approved by shareholders.

MPS is unable to directly respond to this comment and incorporates herein the attached letter from the Trust in response to this comment.

4.  Federal Income Tax Consequences

46.	In the first bullet point, please consider adding disclosure that the Reorganization will constitute a tax-free reorganization.

MPS respectfully declines to make the requested revision because such disclosure would be duplicative of the information in the second bullet point.

47.	Please disclose the amounts and expiration dates of the capital loss carry forward referenced within this section.

MPS has revised the disclosure to include the amounts and expiration dates of the capital loss carry forward as shown in the Fund’s annual report to shareholders dated September 30, 2011.  The revised disclosure is set forth below.

 The Fund had a capital loss carry forward of $4,233,000 as of September 30, 2011.  This capital loss carry forward expires September 30, 2018.

6.  Comparison of Valuation Procedures

48.
Please disclose as of the date of the capitalization table in the succeeding section, whether any differences between the valuation procedures of the Fund and the Acquiring Fund would result in a security being valued differently and whether the cumulative impact of any such differences would affect the net asset value under the Acquiring Fund’s procedures.

MPS confirms that as of November 30, 2011, there were no differences in the valuation of the Fund’s securities utilizing the Acquiring Fund’s valuation procedures.

49.	Throughout this section, please consider revising references to “bid/asked” to “bid/ask.”

MPS has made the requested revision.

7.  Capitalization

50.	Please confirm that the capitalization table will be completed utilizing data as of a date no more than 30 days prior to the date of filing the Registration Statement.

MPS confirms supplementally that such table will be completed with data as of a date no more than 30 days prior to the filing of its amended Registration Statement.

F. Additional Comparisons of the Fund and Acquiring Fund

1.  Investment Objectives, Strategies and Restrictions

51.
Please consider deleting the statement regarding the Acquiring Fund having the “potential to be a tax-efficient investment” because of its low portfolio turnover as the Fund’s historical turnover rates do not appear unusually low in comparison other funds generally (48% for the most recent fiscal year and higher in previous years).

MPS respectfully declines to make the requested revisions.  Cove Street believes that the historical portfolio turnover of the Fund is lower than that of other small-cap value funds.  In addition, the Acquiring Fund has compared the most recently reported portfolio turnover of the Fund (48%) to the average of the most recently reported portfolio turnover of the Morningstar small-cap value category (68%).  As a result, the Acquiring Fund has revised its disclosure as set forth below to clarify that it expects a lower portfolio turnover which means it has the potential to be a more tax-efficient investment than other small-cap value funds.

The Acquiring Fund anticipates it will have lower portfolio turnover than other small-cap value funds. This means that the Acquiring Fund has the potential to be a more tax-efficient investment than other small-cap value funds, as lower turnover likely will reduce the realization of capital gains which must be distributed to shareholders. This anticipated lack of frequent trading should also lead to lower transaction costs, which could help to improve performance.

4.  Service Providers

52.
If any service provider of the Fund is retaining a right to recoup from the Acquiring Fund previously reimbursed Fund expenses, please disclose such arrangements or confirm supplementally that the Fund’s services providers are waiving such right.

MPS responds supplementally that no provisions exist for the recoupment from the Acquiring Fund of previously reimbursed expenses of the Fund.

II.  Voting Information

53.	Please consider whether the disclosure regarding broker non-votes is necessary given that there are no routine issues being presented to shareholders.

MPS responds by deleting the discussion regarding broker non-votes.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.

Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, California 90071

December 8, 2011

VIA EDGAR TRANSMISSION

Mr. James E. O’Connor, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (“MPS”)
File No. 333-177508

Dear Mr. O’Connor:

This letter is written on behalf of our clients, CNI Charter Funds (the “Trust”) and its Board of Trustees, in response to certain comments provided by you to Angela L. Pingel on November 28, 2011, regarding the Registration Statement on Form N-14 (the “Registration Statement”) of Managed Portfolio Series (“MPS”).  The Registration Statement contains a Prospectus/Proxy Statement (the “Prospectus/Proxy Statement”) that reflects a proposal to shareholders of the CSC Small Cap Value Fund, a series of the Trust (the “Fund”), to reorganize the Fund into the CSC Small Cap Value Fund, a series of MPS (the “Acquiring Fund”).

For your convenience in reviewing the responses, the comments and suggestions received are included in bold typeface immediately followed by the response.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement. The number of each comment and response corresponds to the number designated to the comment and response by MPS in its letter to you dated as of the date of this letter.

38.           Beginning with the second paragraph, disclosure containing conclusory statements or a list of factors that were considered by the Board are not sufficient disclosure in this section.  All factors considered by the Board that were material to its determination to approve the reorganization must be disclosed and discussed in this section.  With respect to every factor or issue that was material to the Board’s determination to approve the reorganization, please also state specifically what the Board concluded about that issue or factor and how that conclusion affected its determination to recommend approval of the reorganization.

We have revised the disclosure as follows (material changes are marked):

The Board of Trustees met on August 25, 2011, and October 18, 2011, and (with the advice and assistance of independent legal counsel) considered information regarding MPS and the Acquiring Fund prepared by U.S. Bancorp Fund Services, LLC.  Based upon the Board’s evaluation of the relevant information presented to it, and in light of the Trustees’ fiduciary duties under federal and state law, the Board has determined that the Reorganization is in the best interests of shareholders of the Fund and the Acquiring Fund.  In approving the Reorganization, the Board considered the proposed terms and conditions of the Reorganization and the following factors:

(1)           CNAM, the investment adviser to the Fund has indicated that if the Fund is not reorganized into another fund complex, CNAM intends to resign as the Fund’s investment adviser.  As CNAM acts as investment adviser to all other series of the Trust, the Board concluded that if CNAM were to resign as the Fund’s investment adviser, continued operation of the Fund as a series of the Trust with another investment adviser would not be practicable and the Board would likely liquidate the Fund.

(2)           As the Fund and the Acquiring Fund have substantially identical investment objectives, strategies and risks, the Reorganization would not adversely affect the portfolio management sought by the current investors in the Fund.

(3)           The Fund’s current investment sub-adviser, Cove Street, is responsible for the day-to-day management of the Fund’s portfolio.  Cove Street would continue to be responsible for the Acquiring Fund’s portfolio as its investment adviser, and Jeff Bronchick, who serves as the portfolio manager for the Fund, would continue to serve as the portfolio manager for the Acquiring Fund.

(4)           Although the Fund’s advisory fee would remain the same, the Board recognized that the Acquiring Fund’s annual expense caps would be 1.44% and 1.69% of average daily net assets for its Institutional and Investor Class shares, respectively, compared to the Fund’s current annual expenses of 1.19% and 1.44%, and the Fund’s current annual expense caps of 1.24% and 1.49%, of average daily net assets for its Institutional Class and Class N shares, respectively.  Although the total expenses of the Acquiring Fund would therefore be higher than those of the Fund, the Board considered that even with the increased caps, Cove Street would still be subsidizing the Acquiring Fund during the first year of its operations, and that if the expense caps were not increased, Cove Street had indicated that it would not proceed with the Reorganization. The Board considered that even though fund expenses would increase in connection with the Reorganization, the Acquiring Fund’s total expenses were still within the middle 60% of those of all funds in the small cap core fund universe selected by Lipper, Inc.  After considering these factors, the Board concluded that because it believes a significant number of shareholders of the Fund may choose to continue to have their assets managed by Cove Street, even with higher expenses, the shareholders of the Fund should be given an opportunity to vote on whether the Reorganization should occur, so that they could choose to continue to receive advisory services from Cove Street.  The Board also considered that shareholders of the Fund are, and the shareholders of the Acquiring Fund would be, able to redeem their shares of the Fund and Acquiring Fund, respectively, at any time.

(5)           MPS is a substantial and reputable mutual fund which has retained U.S. Bancorp Fund Services, LLC and its affiliates, experienced organizations, to provide administration, fund accounting, transfer agency, distribution and custody services to the Acquiring Fund and MPS’ other series.

(6)            Cove Street and CNAM will pay all expenses of the Reorganization.

(7)           The interests of the shareholders of the Fund and Acquiring Fund will not be diluted as a result of the Reorganization.  The assets and liabilities of the Fund will be transferred to the Acquiring Fund in exchange for shares of beneficial interest of the Acquiring Fund having a total value equal to the value of the assets the Fund transferred to the Acquiring Fund (net of any liabilities). As all known liabilities of the Fund will be paid before the closing of the Reorganization, the parties anticipate that no liabilities of the Fund will be transferred to the Acquiring Fund.  The exchange will take place at net asset value and there will be no sales charge or other charge imposed as a result of the Reorganization.

(8)           It is not expected that the Fund or its shareholders other than holders of Class N shares will recognize any gain or loss for federal income tax purposes as a result of the Reorganization.  Holders of Class N shares may have taxable income or gain based on the value of the right to make future purchases of Investor Class shares of the Acquiring Fund without paying a sales charge.  However, the value of that right is uncertain, difficult to determine and not likely to be significant.

After consideration of the factors mentioned above and other relevant information, at a meeting held on August 25, 2011, the Board determined that the Reorganization is in the best interests of the Fund, the Acquiring Fund, and their shareholders, and unanimously approved the Reorganization.  At a meeting held on October 18, 2011, the Board of Trustees unanimously approved the Agreement and Plan of Reorganization and directed that it be submitted to the Fund’s shareholders for approval.

If the Plan is not approved by the Fund’s shareholders, then the Fund will continue to operate as a separate series of the Trust, and the Board may take any further action as it deems to be in the best interests of the Fund and its shareholders, subject to approval by the Fund’s shareholders if required by applicable law.  The Board has determined that if the shareholders do not approve the Reorganization, the Board would likely liquidate the Fund.

39.           Factor (1) states “…the Board concluded that if CNAM were to resign as the Fund’s investment adviser, operating the Fund with another investment adviser would not be practicable and the Board would likely liquidate the Fund.”  This factor appears contradictory as shareholders are, in fact, voting on a proposal to replace the current adviser.  Please describe possible alternatives to the reorganization that were considered by the Board, including whether the Board interviewed other potential investment advisers in addition to Cove Street, and whether the Board requested and reviewed proposals from other potential advisers.  If not, please explain why.

To clarify, because CNAM acts as investment adviser to all other series of the Trust, the Board concluded that if CNAM were to resign as the Fund’s investment adviser, continued operation of the Fund as a series of the Trust with another investment adviser would not be practicable. Further, the Board believes a significant number of shareholders of the Fund desire to have their assets managed by Cove Street.  Finally, the Fund is too small to be a cost-effective acquisition for other fund complexes. The Board therefore did not interview any other potential investment advisers to the Fund.  As indicated in the N-14, the Board has concluded that if the Fund is not reorganized into another fund complex, it would likely liquidate the Fund.

40.           It appears that the Reorganization is part of a two-step transaction.  On July 1, 2011, the Board appointed Cove Street as sub-adviser to the Fund and approved a corresponding change to the Fund’s name.  Jeffrey Bronchick, the portfolio manager for the Fund, left Reed Conner & Birdwell (“RCB”), the prior sub-adviser of the Fund, as part of a realignment of the ownership of RCB, and organized Cove Street, which commenced operations on July 1, 2011.  Please explain supplementally the purpose of this two-step transaction.  Please describe supplementally all forms of consideration received by RCB and CNAM resulting directly or indirectly from the change in sub-advisers and the reorganization.  Please provide disclosure describing the terms of the safe harbor provided by Section 15(f) of the 1940 Act and confirm that the Fund will satisfy them.

Reed, Conner & Birdwell LLC (“RCB”) and City National Corporation (“CNC”), the ultimate parent company of CNAM and a partial owner of RCB, negotiated to sell CNC’s ownership interests in RCB to MetWest Ventures, an unaffiliated third party (the “RCB Transaction”).  As part of the transaction Jeffrey Bronchick, the Fund’s portfolio manager, left RCB and organized Cove Street.  Because the transaction would result in an assignment of the RCB sub-advisory agreement with respect to the Fund that would cause automatic termination of the agreement under the Investment Company Act of 1940, and because Mr. Bronchick had been the portfolio manager of the Fund since its inception, CNAM recommended that the Board appoint Cove Street as the new sub-adviser to the Fund.  At approximately the same time, Mr. Bronchick expressed Cove Street’s desire to serve as investment adviser to the Fund, and CNAM determined that it no longer wished to serve as the investment adviser to the Fund.  After consideration, CNAM informed the Board that it no longer wished to serve as investment adviser to the Fund, and if the Fund were not reorganized into another fund complex, it would resign as the Fund’s investment adviser.  After careful consideration of the factors described in the response to comment 38 above, the Board approved the Reorganization.

CNAM has received no consideration in connection with the RCB Transaction, the change in the Fund’s sub-adviser, or the Reorganization. CNC (CNAM’s parent company), and Mr. Bronchick, as partial  owners of RCB, received cash in connection with the sale of their ownership interests in RCB and the realignment of RCB’s organization.  In addition, Mr. Bronchick received the right to solicit certain RCB clients to become clients of Cove Street.

We have added the following disclosure to the Registration Statement:

Under the 1940 Act, an investment adviser of a registered investment company or an affiliate of the investment adviser may receive any amount or benefit in connection with a sale of any interest in the investment adviser which results in an assignment of an investment advisory contract with such company, if 1) for a period of three years after the time of such sale, at least 75% of the members of the board of directors of such registered company (or its successor) are not (i) interested persons of the investment adviser of such company, or (ii) interested persons of the predecessor investment adviser; and 2) there is not imposed an unfair burden on such company as a result of such transaction or any express or implied terms, conditions, or understandings applicable thereto.  MPS and the Trust have confirmed that for a period of at least three years following the commencement of Cove Street as sub-adviser to the Fund, at least 75% of the members of the Board of Trustees of each of MPS and the Trust will not be interested persons of CNAM, RCB or Cove Street.  Further, neither MPS nor the Trust believes that the Reorganization and its related transactions has imposed an unfair burden on the Fund.

41.           In regard to Factor (3), did the Board assess the performance of the Fund for the one-year, three-year, five-year and since-inception periods ended September 30, 2011, compared with its benchmark, the Russell 2000 Index; the average of all funds in its peer group category selected by Lipper, Inc. (Lipper Small-Cap Core Funds); and the average of all funds in the Lipper Small-Cap Core Funds category distributed through institutional bank channels?  If so, did the Board consider that the returns for the Fund were below all of those measures for the one-, three-, and five-year periods (except for the bank channel universe average for the three-year period)?  What conclusion did the Board come to with respect to Cove Street’s and Jeffrey Bronchick’s performance?

In connection with its appointment of Cove Street as sub-adviser to the Fund, at a meeting held on May 19, 2011, the Board assessed the performance of the Fund for the one-year, three-year, five-year and since-inception periods ended March 31, 2011, compared with its benchmark, the Russell 2000 Index; the average of all funds in its peer group category selected by Lipper, Inc. (Lipper Small-Cap Core Funds); and the average of all funds in the Lipper Small-Cap Core Funds distributed through institutional bank channels.  The Board noted that although the returns for the Fund were below all of those measures for the one-, three-, and five-year periods (except for the bank channel universe average for the three-year period), the Fund’s returns were above all of those measures for the since-inception period, as expected for a fund with a value-oriented focus on preservation of capital over the long term.

In connection with the annual renewal of CNAM’s investment management agreement with respect to the Fund, at a meeting held on August 11, 2011, the Board also assessed the performance of the Fund for the one-, three-, five- and ten-year and since inception periods ended June 30, 2011, and noted that the returns of the RCB Small Cap Value Fund were above the returns of the Russell 2000 Index, Russell 2000 Value Index and Russell 2500 Value Index, and the returns of the Lipper small cap core funds universe and bank channel universe, for the three-year and since-inception periods, and were below those measures for all other periods.

Although the Board did not specifically reconsider the Fund’s performance at its August 25, 2011, meeting, the Board was quite familiar with the Fund’s performance and considered the Fund’s general performance results as a factor when considering the proposed reorganization of the Fund, noting that although the Fund’s short-term results were below its benchmarks, its results for the since-inception period were favorable, as expected for a fund with a value-oriented focus on preservation of capital over the long term.

42.           In regard to Factor (4), please disclose whether the Board considered how the Acquiring Fund’s expenses compare with those of comparable small-cap funds.  Although the Fund’s advisory fees are above the average of funds in the Lipper Small-Cap Core Funds category, the Fund’s total expenses are below the Lipper average.  On the other hand, the Acquiring Fund’s advisory fees and total expenses will both be above the Lipper average.  What conclusion did the Board reach after comparing the Acquiring Fund’s expenses with those of comparable small-cap funds?

The Board considered that even though fund expenses would increase in connection with the Reorganization, the Acquiring Fund’s total expenses were still within the middle 60% of those of all funds in the small cap core fund universe selected by Lipper, Inc.  After considering the factors described in factor (4), the Board concluded that because it believes a significant number of shareholders of the Fund would like to continue to have their assets managed by Cove Street, even with higher expenses, the shareholders of the Fund should be given an opportunity to vote on whether the Reorganization should occur, so that they could continue to receive advisory services from Cove Street.  The Board also considered that shareholders of the Fund are, and the shareholders of the Acquiring Fund would be, able to redeem their shares of the Fund and Acquiring Fund, respectively, at any time.

43.           In regard to Factor (4), please disclose whether the Board considered that the asset level of the Fund is relatively small and is not currently likely to lead to significant economies of scale.  Did the Board consider that, because the Acquiring Fund will be a series of a smaller fund complex, the Acquiring Fund may never achieve the economies of scale necessary to match the lower expenses of the Fund?

Although the Board did not specifically consider potential economies of scale in considering the potential reorganization, the Board considered economies of scale in connection with its appointment of Cove Street as sub-adviser to the Fund, at a meeting held on May 19, 2011, and in connection with the annual renewal of CNAM’s investment management agreement with respect to the Fund, at a meeting held on August 11, 2011.  In connection with each review the Board observed that the asset levels of the Fund were relatively small and were not currently likely to lead to significant economies of scale in the near future.  The Board did not speculate on the potential asset growth of the Acquiring Fund after the reorganization, any future expense caps imposed by Cove Street on the Acquiring Fund, or whether the Acquiring Fund would achieve the economies of scale necessary to match the current expenses of the Fund.

45.           In the paragraphs following Factor (8), please describe the “other relevant information” and other documents that were requested and evaluated by the Board in making its determinations, including that the reorganization is in the best interests of shareholders and that it would likely liquidate the Fund if the reorganization is not approved by shareholders.

At its August 25, 2011, Board meeting, the Board reviewed due diligence materials with respect to MPS and U.S. Bancorp Fund Services, LLC (“USBFS”), MPS’ organizational documents, and the draft prospectus and statement of additional information for the Acquiring Fund.  The Board considered that USBFS is a high quality organization, and that the current shareholders of the Fund have likely invested in the Fund because they are seeking to have their assets managed by Jeffrey Bronchick, the Fund’s portfolio manager and the portfolio manager of the Acquiring Fund.  The Trustees concluded that although the Reorganization would result in increased total expenses immediately following the Reorganization, they believed the shareholders of the Fund should be given the opportunity to vote on the Reorganization, and determined to approve the Reorganization on the proposed terms, subject to their approval of the formal documentation of the Reorganization.

*************

We hope this clarifies the questions you have asked about the considerations of the Board of Trustees of the Trust with respect to the proposed reorganization of the Fund into the Acquiring Fund.  Please do not hesitate to contact the undersigned at 213-680-6646 or Laurie Dee at 714-830-0679 if you have further questions about this matter.

Very truly yours,

/s/ Michael Glazer

Michael Glazer